U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                         Commission File Number: 1-13856

                           NOTIFICATION OF LATE FILING

                                   (Check One)

          [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                        For Period Ended: March 31, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: N/A


          Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________


PART I - REGISTRANT INFORMATION

           Full Name of Registrant:    SEL-LEB MARKETING, INC.
                                      ------------------------
           Former name if applicable:  N/A
                                      ------------------------

           Address of Principal
           Executive Office Street and Number): 495 RIVER STREET
                                                ------------------
                                                PATERSON, NJ 07524
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PART II - RULES 12B-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K[SB], Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q[SB], or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

          State below in reasonable detail the reasons why the Form 10-K[SB], 11-K, 20-F, 10-Q[SB], N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Due to the illnesses of both the Registrant's Executive Vice President--Finance and the Registrant's Controller, the Registrant was unable until May 14, 2001 to compile all financial and other information needed for the filing of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000. Since certain financial information in the financial statements included in the Form 10-KSB is needed for the Registrant's Quarterly Report on

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Form 10-QSB for the quarter ended March 31, 2001, the Registrant has been unable to compile all the information needed for completion of the Form 10-QSB. The Registrant is taking all necessary actions, with the part-time assistance of each of its Executive Vice President--Finance and its Controller, and has hired additional staff, to complete its financial statements and the Form 10-QSB.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           JACK K. KOEGEL                  (973)          225-9880
           -------------------------------------------------------
           (Name)                        (Area Code)     (Telephone
                                                           Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             SEL-LEB MARKETING, INC.
                             -----------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 15, 2001                          /s/ Jorge Lazaro
                                           ------------------------
                                                 Jorge Lazaro
                                           Executive Vice President
                                           and Secretary

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